 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ]Form 3 Holdings Reported [ ]Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Ames, B. Charles (Last) (First) (Middle) One Lexmark Centre Drive 740 West New Circle Road (Street) Lexington, KY 40550 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol Lexmark International, Inc. LXK
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year December 31, 2002 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common Stock					75000.00 (1) (2)	I	By Family Limited Partnership
Class A Common Stock					15000.00 (1)	I	By LLC (3)

If the form is filed by more than one reporting person, see instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 2270 (7-02)

Ames, B. Charles - December 31, 2002
Form 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Deferred Stock Units	1-for-1	02/20/2002		A	(A) 24.76	(4) | (4)	Class A Common Stock - 24.76	$50.48		D
Deferred Stock Units	1-for-1	02/21/2002		A	(A) 178.64	(4) | (4)	Class A Common Stock - 178.64	$51.50		D
Deferred Stock Units	1-for-1	03/01/2002		A	(A) 14.28	(4) | (4)	Class A Common Stock - 14.28	$52.51		D
Deferred Stock Units	1-for-1	04/29/2002		A	(A) 21.24	(4) | (4)	Class A Common Stock - 21.24	$58.86		D
Deferred Stock Units	1-for-1	04/30/2002		A	(A) 153.90	(4) | (4)	Class A Common Stock - 153.90	$59.78		D
Deferred Stock Units	1-for-1	07/24/2002		A	(A) 25.54	(4) | (4)	Class A Common Stock - 25.54	$48.95		D
Deferred Stock Units	1-for-1	07/25/2002		A	(A) 189.96	(4) | (4)	Class A Common Stock - 189.96	$48.43	4392.34	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: /s/ Joseph M. Kamer, Attorney-in-Fact 02-10-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Ames, B. Charles - December 31, 2002
Form 5 (continued)
FOOTNOTE Descriptions for Lexmark International, Inc. LXK

Form 5 - December 2002

B. Charles Ames
One Lexmark Centre Drive
740 West New Circle Road
Lexington, KY 40550
Explanation of responses:

(4)   The deferred stock units were accrued under the Lexmark International Group, Inc. Nonemployee Director Stock Plan, are fully vested at all times and, unless further deferred, are entitled to be settled on the fifth anniversary of the date of grant.

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